Exhibit 99.3

Vinci Compass Reports Fourth Quarter & Full Year 2024 Results

Alessandro Horta, Chief Executive Officer, stated, “The year of 2024 was a transformational one for our firm, marking the beginning of a new chapter with the successful completion of our combination with Compass, alongside two other strategic acquisitions, MAV and Lacan. These milestones have significantly expanded our platform, positioning Vinci Compass as the premier alternative investment and global solutions provider in Latin America. We have been, consistently since our IPO, thriving from the gradual shift to alternatives within the local institutional community in Brazil, and we still have plenty room to grow. As we enter the new year, we are stepping into an environment full of opportunities to further expand our presence across Latin America and strengthen our fundraising efforts, both cross-border and on a local-to-local basis. Our extensive footprint allows us to effectively drive cross-selling opportunities across the region while leveraging the unique advantages of global markets. This geographic diversity enables us to offer tailored solutions to our clients, addressing their investment needs on a local, regional, and global scale.”

FEE RELATED EARNINGS & AUM

R$79mm FRE + 38% YoY	R$327bn AuM + 377% YoY

DISTRIBUTABLE EARNINGS & DIVIDENDS

R$74mm+ 16% Adj. Distributable YoY Earnings	R$ 1.15 Adj. Distributable Earnings (per Share)	US$ 0.15 Quarterly Dividend

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of September 2024, Vinci Compass had R$296 billion in assets under management and advisory on a Proforma basis.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Wednesday, February 26, 2025, to announce its fourth quarter and full year 2024 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincipartners.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Earnings Release | Vinci Compass	3

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Segment Earnings

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY(%)	FY'23	FY'24	∆ YoY(%)
Net revenue from management fees	99,976	106,750	170,193	70%	393,367	487,532	24%
Net revenue from advisory fees	18,998	5,966	40,328	112%	39,799	68,134	71%
Other revenues	-	-	7,925	N/A	-	7,925	N/A
Total Fee Related Revenues[i]	118,974	112,716	218,446	84%	433,166	563,591	30%
Segment personnel expenses	(7,462)	(8,239)	(14,895)	100%	(29,686)	(38,027)	28%
Other G&A expenses	(6,573)	(6,614)	(29,120)	343%	(20,423)	(48,756)	139%
Corporate center expenses	(21,499)	(24,817)	(64,006)	198%	(90,625)	(135,660)	50%
Bonus compensation related to management and advisory	(26,143)	(19,228)	(31,397)	20%	(84,000)	(92,753)	10%
Total Fee Related Expenses	(61,677)	(58,897)	(139,418)	126%	(224,733)	(315,194)	40%
FEE RELATED EARNINGS (FRE)ii	57,297	53,819	79,028	38%	208,433	248,397	19%
FRE Marginiii (%)	48.2%	47.7%	36.2%		48.1%	44.1%
FRE per shareiv (R$/share)	1.07	1.02	1.23	16%	3.86	4.42	15%
Net revenue from performance fees	6,468	1,890	27,412	324%	21,254	37,188	75%
Performance based compensation	(3,614)	(907)	(10,930)	202%	(10,640)	(15,349)	44%
PERFORMANCE RELATED EARNINGS (PRE)[v]	2,854	984	16,482	478%	10,614	21,840	106%
PRE Marginvi (%)	44.1%	52.1%	60.1%		49.9%	58.7%
(-) Unrealized performance fees	1,042	–	9,454	807%	1,042	12,937	1,142%
(+) Unrealized performance compensation	(369)	–	74	N/A	(369)	(1,159)	214%
(+) Realized GP investment income	4,451	4,539	4,111	(8)%	19,210	25,435	32%
SEGMENT DISTRIBUTABLE EARNINGSvii	65,275	59,342	109,150	67%	238,930	307,451	29%
Segment DE Margin (%)	49.9%	49.8%	42.1%		50.3%	48.7%
(+) Depreciation and amortization	1,858	2,272	2,636	42%	7,310	8,672	19%
(+) Realized financial income	22,046	15,178	10,308	(53)%	84,345	49,269	(42)%
(-) Leasing expenses	(2,267)	(1,931)	(2,072)	(9)%	(9,809)	(8,295)	(15)%
(-) Other itemsviii	(6,446)	(6,858)	(30,198)	368%	(18,819)	(63,809)	239%
(-)Non-operational expensesix	(1,924)	(3,728)	(39,827)	1,970%	(1,924)	(56,562)	2,840%
(-) Income taxes (excluding related to unrealized fees and income)	(16,532)	(10,899)	(14,610)	(12)%	(55,828)	(52,868)	(5)%
DISTRIBUTABLE EARNINGS (DE)[x]	62,010	53,377	35,386	(43)%	244,205	183,857	(25)%
DE Marginxi (%)	40.5%	39.7%	13.1%		43.7%	27.0%
DE per share (R$/share)	1.15	1.01	0.55	(52)%	4.51	3.35	(26)%
(+) Nonrecurring expenses (including Income Tax effect)	1,631	3,727	38,560	2,264%	1,631	55,199	3,284%
ADJUSTED DISTRIBUTABLE EARNINGSxii	63,641	57,104	73,946	16%	245,836	239,056	(3)%
Adjusted DE Marginxiii (%)	41.6%	42.5%	27.4%		44.0%	35.1%
Adjusted DE per sharexiv (R$/share)	1.18	1.08	1.15	(2)%	4.54	4.26	(6)%

Total Fee Related Revenues of R$218.5 million for the quarter ended December 31, 2024, compared to R$119.0 million for the quarter ended December 29, 2023, an increase of 84% year-over year. This increase was pushed by growth in management fees and higher advisory fees, driven mostly by the contribution from the Compass and Lacan transactions closed in the quarter, combined with organic fundraising from the Private Equity (VCP IV) and Infra (VICC) strategies, including catch-up fees. In the quarter, management fees accounted for R$170.2 million, an increase of 70% year-over-year. Advisory fees include fees coming from the Corporate Advisory segment and one-time upfront fees charged for third-party distribution alternative commitments in Global IP&S. Other revenues comprise of brokerage fees in USA and Chile and fund services fees in Mexico. Fee related revenues were R$563.6 million for the full year 2024, up 30% when compared to the full year 2023, driven by strong fundraising across Private Equity, Credit and Real Assets products and inorganic growth of the platform.

Earnings Release | Vinci Compass	4

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Fee Related Earnings (“FRE”) of R$79.0 million (R$1.23/share) for the quarter ended December 31, 2024, up 38% year-over-year on an absolute basis and 16% year-over-year on a per share basis when compared to the quarter ended December 29, 2023, driven by stronger management and advisory fees from the combination with Compass, acquisition of MAV and Lacan, and organic fundraising across Private Equity and Infrastructure funds. FRE of R$248.4 million (R$4.42/share) for the full year 2024, up 19% when compared to the full year 2023 on an absolute basis and 15% on a per share basis.

Performance Related Earnings (“PRE”) of R$16.5 million for the quarter ended December 31, 2024, up 478% year-over-year. This growth was driven by realized performance in Global IP&S, Credit and Real Assets segments, with highlights to the funds Vinci Argentina and Fondo Inmobiliario from Peru. PRE was R$21.8 million for the full year 2024, an increase of 106% when compared to the full year 2023.

Segment Distributable Earnings of R$109.2 million for the quarter ended December 31, 2024, compared to R$65.3 million for the quarter ended December 29, 2023, up 67% year-over-year. Segment Distributable Earnings were R$307.5 million for the full year 2024, up 29% year-over-year, when compared to the full year 2023.

Adjusted Distributable Earnings (“DE”) of R$74.0 million (R$1.15/share) for the quarter ended December 31, 2024, compared to R$63.6 million (R$1.18 /share) for the quarter ended December 29, 2023, up 16% year-over-year on an absolute basis and down 2% year-over-year on an Adjusted DE per share basis. The increase in the absolute basis was driven mostly by FRE growth. Adjusted DE was impacted by negative R$16 million in the 4Q'24 following the FX Rate depreciation on Vinci’s net debt position in US Dollars. Without this effect, Adjusted DE would have been R$90.0 million or R$1.40 per share. Adjusted DE was R$239.1 million (R$4.26/share) for the full year 2024, down 3% when compared to the full year 2023, on an absolute basis and down 6% on an Adjusted DE per share basis. Adjusted DE decreased 3% in the full year due to the decline in financial income from our cash position, which decreased throughout the year, as the company deployed part of its cash into payments for the acquisitions of Lacan, MAV and the combination with Compass, additional to the deployment into GP investments and the impact coming from FX variation on Vinci’s net debt position in US Dollars.

Earnings Release | Vinci Compass	5

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY (%)	FY’24
Net revenue from management fees	19,468	18,982	43,857	125%	101,945
Net revenue from advisory fees	8	525	17,988	224,753%	19,045
Other revenues	–	–	7,745	N.A	7,745
Total Fee Related Revenues	19,476	19,508	69,590	257%	128,737
Segment personnel expenses	(2,397)	(2,386)	(4,036)	68%	(10,798)
Other G&A expenses	(3,157)	(3,029)	(6,330)	100%	(14,867)
Placement Fee Amortization and Rebates	–	–	(6,633)	N/A	(6,633)
Corporate center expenses	(4,311)	(4,363)	(32,747)	660%	(46,068)
Bonus compensation related to management and advisory	(5,445)	(4,659)	(5,729)	5%	(21,397)
Total Fee Related Expenses	(15,310)	(14,437)	(55,474)	262%	(99,762)
FEE RELATED EARNINGS (FRE)	4,166	5,071	14,116	239%	28,974
FRE Margin (%)	21.4%	26.0%	20.3%		22.5%
Net revenue from performance fees	1,994	147	14,636	634%	15,006
Realized performance fees	1,994	147	14,636	634%	15,006
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	(994)	(108)	(4,619)	365%	(4,838)
PERFORMANCE RELATED EARNINGS (PRE)	1,000	40	10,017	902%	10,169
PRE Margin (%)	50.2%	27.2%	68.4%		67.8%
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	160	257	9	(94)%	493
SEGMENT DISTRIBUTABLE EARNINGS	5,326	5,368	24,142	353%	39,637
Segment DE Margin (%)	24.8%	27.3%	28.7%		29.0%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	25,255	24,043	254,840	909%	254,840
AVERAGE MANAGEMENT FEE RATE (%)	0.34%	0.34%	0.29%		0.33%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM) EX-UPFRONTS	25,255	24,043	170,976	577%	170,976
AVERAGE MANAGEMENT FEE RATE (%) EX-UPFRONTS	0.34%	0.34%	0.33%		0.35%

Fee Related Earnings (FRE) of R$14.1 million for the quarter ended December 31, 2024, up 239% year-over-year. This growth was driven by management and advisory fees from third-party distribution (TPD) across liquid and alternative strategies coming from the combination with Compass. Global IP&S advisory fees consist of one-time upfront fees charged for TPD alternative commitments. FRE was R$29.0 million for the full year 2024.

Performance Related Earnings (PRE) of R$10.0 million for the fourth quarter 2024, up 902% year-over-year. These performance fees were driven by Third-Party Distribution Liquid, Global Solutions, and Commingled Fund strategies, with a notable highlight to the Vinci Argentina fund.

Segment Distributable Earnings of R$24.1 million for the quarter ended December 31, 2024, up 353% when compared to the quarter ended December 29, 2023, driven by higher Fee Related Earnings in the quarter. Segment DE was R$39.6 million for the full year 2024.

AUMxv reached R$ 255.4 billion, representing a 901% year-over-year increase. This growth was driven by both inorganic expansion and appreciation within the portfolio, along with positive FX variations.

Earnings Release | Vinci Compass	6

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Credit

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY (%)	FY'24
Net revenue from management fees	13,032	16,900	38,923	199%	83,489
Net revenue from advisory fees	–	–	25	N.A	305
Other revenues	–	–	–	N.A	–
Total Fee Related Revenues	13,032	16,900	38,947	199%	83,792
Segment personnel expenses	(1,285)	(1,851)	(4,970)	287%	(9,494)
Other G&A expenses	(405)	(861)	(2,790)	589%	(5,103)
Placement Fee Amortization and Rebates	–	–	(5,616)	N/A	(5,616)
Corporate center expenses	(2,874)	(3,840)	(13,147)	357%	(23,324)
Bonus compensation related to management and advisory	(2,968)	(3,600)	(5,285)	78%	(14,430)
Total Fee Related Expenses	(7,532)	(10,152)	(31,808)	322%	(57,967)
FEE RELATED EARNINGS (FRE)	5,500	6,748	7,139	30%	25,826
FRE Margin (%)	42.2%	39.9%	18.3%		30.8%
Net revenue from performance fees	2,721	11	4,980	83%	8,403
Realized performance fees	2,721	11	4,980	83%	8,403
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	(1,204)	(5)	(1,848)	53%	(3,365)
PERFORMANCE RELATED EARNINGS (PRE)	1,517	6	3,132	106%	5,040
PRE Margin (%)	55.8%	54.5%	62.9%		60.0%
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	1,528	1,647	1,548	1%	7,177
SEGMENT DISTRIBUTABLE EARNINGS	8,546	8,402	11,819	38%	38,044
Segment DE Margin (%)	49.5%	45.3%	26.0%		38.3%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	7,371	8,866	28,759	290%	28,759
AVERAGE MANAGEMENT FEE RATE (%)	0.75%	0.84%	0.80%		0.87%

Fee Related Earnings (FRE) of R$7.1 million for the quarter ended December 31, 2024, up 30% year-over-year, fueled by organic and inorganic growth in management and advisory fees. Organically, the platform benefited from higher management fees in SPS III and Credit Infra, driven by strong deployment activity. FRE was R$25.8 million for the full year 2024.

Performance Related Earnings (PRE) was R$3.1 million for the quarter ended December 31, 2024, an increase of 106% when compared to the quarter ended December 29, 2023, driven by strong returns from Brazilian Private Credit funds – VHG, benefitted from the platform’s Confirming and Structured Credit strategy & Compass Yield 30, on the Local Currency High-Grade Credit strategy.

Segment Distributable Earnings of R$11.8 million for the quarter ended December 31, 2024, up 38% when compared to the quarter ended December 29, 2023, driven by higher Fee Related Earnings and performance recognition in the quarter. Segment DE was R$38.0 million for the full year 2024.

AUM of R$29.2 billion in the quarter, up 296% year-over-year. In the FY’24 we had a strong organic fundraising activity, securing R$1.7 billion in new commitments with the first closing of SPS IV – from the Opportunistic Capital Solutions strategy – and the continued success of fundraising for Vinci Credit Infra that enabled the fund to reach R$ 1.8 billion in capital commitments.

Earnings Release | Vinci Compass	7

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Private Equity

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY (%)	FY’24
Net revenue from management fees	32,386	31,172	45,711	41%	146,647
Net revenue from advisory fees	–	–	–	N.A	–
Other revenues	–	–	–	N.A	–
Total Fee Related Revenues	32,386	31,172	45,711	41%	146,647
Segment personnel expenses	(1,017)	(1,153)	(1,194)	17%	(4,493)
Other G&A expenses	(654)	(633)	(873)	33%	(3,222)
Placement Fee Amortization and Rebates	(295)	(311)	(952)	223%	(1,870)
Corporate center expenses	(6,056)	(6,653)	(6,645)	10%	(25,632)
Bonus compensation related to management and advisory	(5,448)	(3,449)	(6,884)	26%	(18,010)
Total Fee Related Expenses	(13,469)	(12,199)	(16,547)	23%	(53,227)
FEE RELATED EARNINGS (FRE)	18,917	18,973	29,164	54%	93,421
FRE Margin (%)	58.4%	60.9%	63.8%		63.7%
Net revenue from performance fees	–	–	–	N/A	–
Realized performance fees	–	–	–	N/A	–
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	–	–	–	N/A	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N.A	–
PRE Margin (%)	N.A	N.A	N.A		N.A
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	–	31	–	N/A	31
SEGMENT DISTRIBUTABLE EARNINGS	18,917	19,004	29,164	54%	93,452
Segment DE Margin (%)	58.4%	60.9%	63.8%		63.7%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	11,392	12,690	13,471	18%	13,471
AVERAGE MANAGEMENT FEE RATE (%)	1.25%	1.07%	1.47%		1.27%

Fee Related Earnings (FRE) of R$29.2 million for the quarter ended December 31, 2024, up 54% year-over-year. This result was driven by strong fundraising in VCP IV over the year, combined with catch-up fees from the final closing that occurred this quarter. FRE was R$93.5 million for the full year 2024. The final closing of the fourth vintage of VCP flagship happened during the 4Q’24, with the fund reaching the milestone of becoming the largest Private Equity fund in Vinci Compass’ history, totaling R$ 3.1 billion in commitments. It also became the vintage with the largest share of Brazilian institutional investors.

Segment Distributable Earnings of R$29.2 million for the quarter ended December 31, 2024, up 54% when compared to the quarter ended December 29, 2023, driven by higher Fee Related Earnings in the quarter. Segment DE was R$93.5.3 million for the full year 2024.

AUM of R$16.8 billion at the end of the third quarter, a 15% increase year-over-year, propelled by robust fundraising over the last twelve months mainly by the fourth Private Equity Vintage, VCP IV – amidst a challenging global macroeconomic scenario for the strategy.

Earnings Release | Vinci Compass	8

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Equities

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY (%)	FY’24
Net revenue from management fees	14,145	14,392	16,150	14%	58,268
Net revenue from advisory fees	–	–	948	N.A	948
Other revenues	–	–	–	N.A	–
Total Fee Related Revenues	14,145	14,392	17,098	21%	59,216
Segment personnel expenses	(875)	(744)	(1,671)	91%	(4,138)
Other G&A expenses	(315)	(488)	(1,892)	501%	(3,199)
Placement Fee Amortization and Rebates	–	–	(998)	N/A	(998)
Corporate center expenses	(2,878)	(3,260)	(5,600)	95%	(15,132)
Bonus compensation related to management and advisory	(1,798)	(2,122)	(3,040)	69%	(9,433)
Total Fee Related Expenses	(5,866)	(6,615)	(13,201)	125%	(32,900)
FEE RELATED EARNINGS (FRE)	8,279	7,777	3,898	(53)%	26,317
FRE Margin (%)	58.5%	54.0%	22.8%		44.4%
Net revenue from performance fees	2,491	1,730	1	(100)%	5,667
Realized performance fees	2,491	1,730	1	(100)%	5,667
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	(1,651)	(794)	0	N/A	(2,544)
PERFORMANCE RELATED EARNINGS (PRE)	840	936	1	(100)%	3,121
PRE Margin (%)	33.7%	54.1%	174.5%		55.1%
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
SEGMENT DISTRIBUTABLE EARNINGS	9,119	8,713	3,898	(57)%	29,437
Segment DE Margin (%)	54.8%	54.0%	22.8%		N.A

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	10,005	10,823	13,843	38%	13,843
AVERAGE MANAGEMENT FEE RATE (%)	0.65%	0.61%	0.61%		0.63%

Fee Related Earnings (FRE) of R$3.9 million for the quarter ended December 31, 2024, down 53% year-over-year. While we saw an increase in Fee Related Revenues from inorganic growth, the equities segment experienced a decline in AUM in Brazil this quarter due to volatility in the Brazilian stock market, resulting in lower management fees. Additionally, total Fee Related Expenses rose following the integration of the Compass regional Equities business. FRE was R$26.3 million for the full year 2024.

Segment Distributable Earnings of R$3.9 million for the quarter ended December 31, 2024, down 57% when compared to the quarter ended December 29, 2023, driven by decrease in Fee Related Earnings absence of performance fees in the quarter. Segment DE was R$29.4 million for the full year 2024.

AUM of R$13.9 billion at the end of the third quarter, a 38% increase year-over-year, propelled by the inorganic growth of the platform.

Earnings Release | Vinci Compass	9

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Real Assets

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY (%)	FY’24
Net revenue from management fees	20,946	25,304	25,552	22%	97,183
Net revenue from advisory fees	1,648	492	1,976	20%	4,939
Other revenues	–	–	180	N.A	180
Total Fee Related Revenues	22,593	25,795	27,709	23%	102,302
Segment personnel expenses	(1,314)	(1,504)	(2,421)	84%	(6,738)
Other G&A expenses	(1,027)	(1,024)	(2,732)	166%	(5,836)
Placement Fee Amortization and Rebates	–	(192)	(192)	N/A	(768)
Corporate center expenses	(4,304)	(5,460)	(5,049)	17%	(21,102)
Bonus compensation related to management and advisory	(4,884)	(3,708)	(4,460)	(9)%	(15,932)
Total Fee Related Expenses	(11,529)	(11,887)	(14,855)	29%	(50,378)
FEE RELATED EARNINGS (FRE)	11,064	13,908	12,854	16%	51,923
FRE Margin (%)	49.0%	53.9%	46.4%		50.8%
Net revenue from performance fees	(738)	2	7,794	N/A	8,111
Realized performance fees	304	2	17,248	5,574%	21,048
Unrealized performance fees	(1,042)	–	(9,453)	807%	(12,936)
Performance based compensation	234	–	(4,463)	N/A	(4,602)
PERFORMANCE RELATED EARNINGS (PRE)	(504)	2	3,331	N/A	3,509
PRE Margin (%)	68.3%	100.0%	42.7%		43.3%
(-) Unrealized performance fees	1,042	–	9,454	807%	12,937
(+) Unrealized performance compensation	(369)	–	74	N/A	(1,159)
(+) Realized GP investment income	2,763	2,604	2,554	(8)%	17,734
SEGMENT DISTRIBUTABLE EARNINGS	13,996	16,513	28,268	102%	84,943
Segment DE Margin (%)	54.5%	58.1%	59.5%		60.2%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	11,230	10,294	11,702	4%	11,702
AVERAGE MANAGEMENT FEE RATE (%)	0.88%	1.03%	1.01%		0.96%

Fee Related Earnings (FRE) of R$12.9 million for the quarter ended December 31, 2024, up 16% year-over-year. Organic growth was driven by the launch of FDIRS and additional commitments for VICC in Infrastructure, approaching the final closing of the fund. In terms of inorganic growth, FRE was positively impacted by Lacan and Real Estate funds from Compass in Uruguay and Peru. FRE was R$51.9 million for the full year 2024.

Performance Related Earnings (PRE) was R$3.3 million for the quarter ended December 31, 2024. Performance fee recognition came from a Real Estate strategy in Peru, reflecting the robust performance of our real estate investments in the region.

Segment Distributable Earnings of R$28.3 million for the quarter ended December 31, 2024, up 102% when compared to the quarter ended December 29, 2023, driven by higher Fee Related Earnings and Unrealized Performance Fees in the quarter. Segment DE was R$84.9 million for the full year 2024.

AUM of R$11.7 billion at the end of the third quarter, a 6% increase year-over-year. This segment encompasses Infrastructure, Real Estate, and Forestry strategies.

Earnings Release | Vinci Compass	10

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Corporate Advisory

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY (%)	FY'24
Net revenue from management fees	–	–	–	N.A	–
Net revenue from advisory fees	17,343	4,949	19,390	12%	42,896
Other revenues	–	–	–	N.A	–
Total Fee Related Revenues	17,343	4,949	19,390	12%	42,896
Segment personnel expenses	(574)	(601)	(604)	5%	(2,367)
Other G&A expenses	(723)	(75)	(111)	(85)%	(641)
Corporate center expenses	(1,075)	(1,241)	(818)	(24)%	(4,401)
Bonus compensation related to management and advisory	(5,598)	(1,690)	(5,999)	7%	(13,550)
Total Fee Related Expenses	(7,970)	(3,607)	(7,532)	(5)%	(20,959)
FEE RELATED EARNINGS (FRE)	9,373	1,342	11,858	27%	21,937
FRE Margin (%)	54.0%	27.1%	61.2%		51.1%
SEGMENT DISTRIBUTABLE EARNINGS	9,373	1,342	11,858	27%	21,937
Segment DE Margin (%)	54.0%	27.1%	61.2%		51.1%

Fee Related Earnings (FRE) of R$11.9 million for the quarter ended December 31, 2024, an increase of 27% year-over-year when compared to the fourth quarter 2023. Despite the challenging IPO environment, deal activity was strong in the quarter - exceeding our annual target of advisory fees. FRE was R$21.9 million for the full year 2024.

Segment Distributable Earnings for the full year 2024 were R$21.9 million.

Earnings Release | Vinci Compass	11

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Income Statement

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	∆ YoY (%)	FY'23	FY'24	∆ YoY (%)
REVENUES
Net revenue from management fees	99,976	106,750	170,193	70%	393,367	487,532	24%
Net revenue from performance fees	6,468	1,890	27,412	324%	21,254	37,188	75%
Realized performance fees	7,510	1,890	36,867	391%	22,296	50,126	125%
Unrealized performance fees	(1,042)	–	(9,454)	807%	(1,042)	(12,937)	1,142%
Net revenue from advisory	18,998	5,966	40,328	112%	39,799	68,134	71%
Other revenues	–	–	7,925	N/A	–	7,925	N/A
Total net revenues from services rendered	125,442	114,606	245,858	96%	454,420	600,779	32%
EXPENSES
Bonus related to management and advisory¹	(26,143)	(19,228)	(31,397)	20%	(84,000)	(92,753)	10%
Performance based compensation²	(3,614)	(907)	(10,930)	202%	(10,640)	(15,349)	44%
Realized	(3,983)	(907)	(10,855)	173%	(11,009)	(16,507)	50%
Unrealized	369	–	(74)	N/A	369	1,159	214%
Total compensation and benefits	(29,757)	(20,135)	(42,327)	42%	(94,640)	(108,102)	14%
Segment personnel expenses	(7,462)	(8,238)	(14,895)	100%	(29,686)	(38,026)	28%
Other general and administrative expenses	(6,279)	(6,110)	(14,728)	135%	(20,129)	(32,868)	63%
Placement Fee Amortization and Rebates	(295)	(503)	(14,393)	4,779%	(1,706)	(15,887)	831%
Corporate center expenses	(21,499)	(24,817)	(64,006)	198%	(90,625)	(135,660)	50%
Total expenses	(65,291)	(59,803)	(150,348)	130%	(235,373)	(330,542)	40%
Operating profit	60,151	54,803	95,510	59%	219,047	270,237	23%
OTHER ITEMS
GP Investment income	14,914	(6,609)	3,903	(74)%	26,018	15,053	(42)%
Realized gain from GP investment income	4,451	4,539	4,111	(8)%	19,210	25,435	32%
Unrealized gain from GP investment income	10,463	(11,149)	(208)	N/A	6,808	(10,382)	N/A
Financial income	22,046	15,178	10,308	(53)%	84,345	49,269	(42)%
Realized gain from financial income	22,046	15,178	10,308	(53)%	84,345	49,269	(42)%
Unrealized gain from financial income	–	–	–	N/A	–	–	N/A
Leasing expenses	(2,267)	(1,931)	(2,072)	(9)%	(9,809)	(8,295)	(15)%
Other items	(10,461)	1,496	(46,636)	346%	(33,325)	(81,381)	144%
Equity gain (loss)	–	–	(1,500)	N/A	–	(1,500)	N/A
Share Based Plan	(4,249)	(4,147)	(6,524)	54%	(14,967)	(22,479)	50%
Management contract amortization	–	–	(2,392)	N/A	–	(2,392)	N/A
Extraordinary expenses	(1,924)	(3,728)	(39,827)	1,970%	(1,924)	(56,562)	2,840%
Total Other Items	18,059	259	(84,740)	N/A	50,338	(108,287)	N/A
Profit before income taxes³	78,210	55,062	10,770	(86)%	269,385	161,950	(40)%
(-) Income taxes[4]	(14,826)	(13,693)	(10,221)	(31)%	(49,926)	(45,977)	(8)%
NET INCOME	63,384	41,369	549	(99)%	219,459	115,973	(47)%
(+) Nonrecurring expenses (including Income Tax effect)	1,631	3,727	38,560	2,264%	1,631	55,199	3,284%
(-) Earn-out Adjust	2,691	(5,444)	12,487	364%	10,476	14,712	40%
ADJUSTE NET INCOME	67,706	39,652	51,596	(24)%	231,566	185,884	(20)%

Total net revenues from services rendered of R$245.9 million for the quarter ended December 31, 2024, up 96% year-over-year. This growth was driven by stronger management and advisory fees in the period, primarily from the combination with Compass, fundraising for VCP IV, VICC and the acquisitions of Lacan and MAV. Net revenues for the full year 2024, were R$600.8 million, representing an 32% increase when compared to the full year 2023.

•	Management fee revenues of R$170.2 million for the quarter ended December 31, 2024, up 70% year-over-year. Disregarding catch up fees from both quarters, management fees increased by 65% year-over-year. Management fees of R$487.5 million for the full year 2024, up 24% when compared to the full year 2023.

Earnings Release | Vinci Compass	12

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

•	Performance fee revenues of R$27.4 million for the quarter ended December 31, 2024, up 324% year-over-year. Performance fee revenues of R$37.2 million for the full year 2024, an increase of 75% when compared to the full year 2023.

•	Advisory fee revenues of R$40.3 million for the quarter ended December 31, 2024, compared to R$19.0 million for the quarter ended December 29, 2023, an increase of 112% year-over-year, driven by the contribution from the Compass combination in the Global IP&S segment and growth in revenues in the Corporate Advisory segment. Advisory revenues for the full year 2024, were R$68.1 million, up 71% when compared to the full year 2023.

Total expenses for the quarter ended December 31, 2024, of R$150.4 million, compared to R$65.3 million for the quarter ended December 29, 2023, an increase of 130% year-over-year. Total expenses for the full year 2024, were R$330.5 million, up 40% when compared to the full year 2023. This increase is primarily attributed to the combination with Compass and the acquisitions of MAV and Lacan, with the additional management teams brought with the transactions. Additionally, in the 4Q’24 after the combination with Compass, our expenses were impacted by a new line of costs for amortization of placement fees and rebates, which were not meaningful before the transaction, and started to have a bigger contribution to our expenses, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees.

•	Bonus related to management and advisory fees of R$31.4 million for the quarter ended December 31, 2024, compared to R$26.1 million for the quarter ended December 29, 2023, a 20% increase year-over-year. Bonus related to management and advisory was R$92.8 million for the full year 2024, up 10% year-over-year, when compared to the full year 2023.

•	Performance based compensation of R$10.9 million for the quarter ended December 31, 2024, compared to R$3.6 million for the quarter ended December 29, 2023, an increase of 202% year-over-year. Performance based compensation for the full year 2024, was R$15.4 million, an increase of 44% when compared to the full year 2023.

•	Segment personnel expensesxvi of R$14.9 million for the quarter ended December 31, 2024, compared to R$7.5 million for the quarter ended December 29, 2023, an increase of 100% year-over-year. Segment personnel expenses for the full year 2024, was R$38.0 million, up 28% when compared to the full year 2023.

•	Corporate center expensesxvii of R$64.0 million for the quarter ended December 31, 2024, compared to R$21.5 million for the quarter ended December 29, 2023, an increase of 198% year-over-year. Corporate center expenses for the full year 2024, were R$135.7 million, up 50% year-over-year, when compared to the full year 2023.

Earnings Release | Vinci Compass	13

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

•	Other general and administrative expensesxviii of R$14.7 million for the quarter ended December 31, 2024, compared to R$6.1 million for the quarter ended December 29, 2023, an increase of 135% year-over-year. Other G&A expenses for the full year 2024, were R$32.9 million, up 63% when compared to the full year 2023.

•	Placement Fee Amortization and Rebatesxix of R$14.4 million for the quarter ended December 31, 2024, up 4,779% year-over-year. This new line was introduced following the combination with Compass, where these expenses are more significant, particularly in the Credit and IP&S segments. Prior to the merger, the exposure to placement fee amortization was minimal, primarily within the Private Equity segment.

Operating Profit of R$95.5 million for the quarter ended December 31, 2024, compared to R$60.2 million for the quarter ended December 29, 2023, an increase of 59% year-over-year. Operating profit for the full year 2024, was R$270.2 million, up 23% when compared to the full year 2023.

GP Investment incomexx,  a result of the company’s GP investments in its proprietary private market funds, was R$3.9 million for the quarter ended December 31, 2024, compared to R$14.9 million for the quarter ended December 29, 2023. The decline was largely driven by the decrease in Unrealized gain from GP investment income. GP Investment income for the full year 2024, was R$15.1 million compared to R$26.0 million for the full year 2023, despite having larger Realized gains by the end of 2024 in comparison to full year 2023.

Financial Incomexxi of R$10.3 million for the quarter ended December 31, 2024, compared to R$22.1 million for the quarter ended December 29, 2023, down 53% year-over-year. This decrease follows a reduced liquid portion of the portfolio, with the increase in capital calls across closed-end funds and payments related to acquisitions. Financial income for the full year 2024, was R$49.3 million.

Leasing Expensesxxii of R$2.1 million for the quarter ended December 31, 2024, compared to R$2.3 million for the quarter ended December 29, 2023, down 9% year-over-year.

Other Items of negative R$46.6 million for the quarter ended December 31, 2024. Other items comprise the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses. The decrease in this quarter was mainly driven by high FX variation, impacting Vinci’s net debt in US dollars.

Equity-based compensationxxiii of R$6.5 million for the quarter ended December 31, 2024. For the full year 2024, equity-based compensation accounted for R$22.5 million.

Profit before income taxes of R$10.8 million for the quarter ended December 31, 2024, reflecting a 86% decrease year-over-year. For the full year 2024, profit before income taxes was R$162.0 million.

Earnings Release | Vinci Compass	14

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Income Taxesxxiv of R$46.0 million for the full year 2024, which represented an effective tax rate of 28%, compared to R$49.9 million for the full year 2023, which represented an effective tax rate of 19%, marking an increase of 9 percentage points year-over-year in the effective tax rate. This increase was mainly driven by non-recurring expenses and the other items line in the 4Q’24, decreasing profit before income taxes.

Non-operational expenses of R$38.6 million for the quarter ended December 31, 2024. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of R$12.5 million for the quarter ended December 31, 2024. Contingent consideration adjustment related to Vinci SPS’ acquisition reflects the change in earn out’s fair value to be paid in 2027. On December 31, 2024, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

Adjusted Net Income of R$51.6 million for the quarter ended December 31, 2024, compared to R$67.7 million for the quarter ended December 29, 2023. Adjusted Net Income was R$185.9 million for the full year 2024.

Earnings Release | Vinci Compass	15

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Supplemental Details

Assets Under Management (AUM) Rollforward – R$ millions

                                                                              For the Three Months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	24,330	9,067	15,803	10,856	10,338	70,395
(+/-) Capital Subscription / (capital return)	–	820	356	–	(118)	1,058
(+) Capital Subscription	–	956	393	–	6	1,356
(-) Capital Return	–	(136)	(36)	–	(125)	(297.4)
(+) Acquisitions	216,007	18,780	–	4,355	2,006	241,147
(+/-) Net Inflow / (outflow)	(2,011)	(742)	–	(280)	(14)	(3,047)
(+/-) FX Variation	15,772	1,347	343	312	135	17,909
(+/-) Appreciation / (depreciation)	1,305	(60)	258	(1,361)	(644)	(501)
Ending balance	255,403	29,213	16,760	13,883	11,702	326,961

                                                                                            For the Twelve Months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	25,514	7,371	14,593	10,055	10,992	68,525
(+/-) Capital Subscription / (capital return)	540	1,117	778	–	(442)	1,993
(+) Capital Subscription	548	1,721	935	–	179	3,383
(-) Capital Return	(8)	(604)	(157)	–	(621)	(1,390)
(+) Acquisitions	216,007	19,320	–	4,355	2,006	241,687
(+/-) Net Inflow / (outflow)	(5,276)	(457)	–	263	114	(5,355)
(+/-) FX Variation	15,990	1,347	615	312	228	18,493
(+/-) Appreciation / (depreciation)	2,628	516	774	(1,103)	(1,196)	1,618
Ending balance	255,403	29,213	16,760	13,883	11,702	326,961

Earnings Release | Vinci Compass	16

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Fee-Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	24,043	8,866	12,690	10,823	10,294	66,717
(+/-) Capital Subscription / (capital return)	(4)	823	356	–	(118)	1,057
(+) Capital Subscription	–	956	393	–	6	1,356
(-) Capital Return	(4)	(134)	(36)	–	(125)	(299)
(+) Acquisitions	215,477	18,340	–	4,316	2,006	240,138
(+/-) Net Inflow / (outflow)	(2,009)	(727)	–	(278)	(14)	(3,028)
(+/-) FX Variation	15,733	1,315	343	310	135	17,836
(+/-) Appreciation / (depreciation)	764	(77)	82	(1,356)	(736)	(1,322)
Ending balance	254,004	28,540	13,471	13,815	11,567	321,397

   For the Twelve months Ended December 31, 2024

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	25,266	7,371	11,392	10,005	10,943	64,977
(+/-) Capital Subscription / (capital return)	536	951	786	–	(428)	1,845
(+) Capital Subscription	548	1,553	935	–	179	3,215
(-) Capital Return	(12)	(602)	(149)	–	(607)	(1,370)
(+) Acquisitions	215,477	18,859	–	4,316	2,006	240,657
(+/-) Net Inflow / (outflow)	(5,285)	(442)	–	265	114	(5,348)
(+/-) FX Variation	15,951	1,315	615	310	228	18,420
(+/-) Appreciation / (depreciation)	2,059	486	678	(1,081)	(1,297)	845
Ending balance	254,004	28,540	13,471	13,815	11,567	321,397

Earnings Release | Vinci Compass	17

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxxv (R$ millions)	4Q'24	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Global IP&S	143.0	2.4%	8.6%	8.6%	22.3%	CDI	CDI
Atlas Strategyxxvi	Global IP&S	229.4	4.2%	8.9%	8.9%	19.1%	CDI	CDI
Vinci Valorem FIM	Global IP&S	926.7	2.4%	7.6%	7.6%	20.3%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxvii	Global IP&S	1,229.0	2.7%	7.5%	7.5%	19.8%	IPCA	-
Vinci Retorno Real FIM	Global IP&S	175.0	2.3%	7.0%	7.0%	19.9%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	2,798.1	(8.6)%	(21.6)%	(21.6)%	11.3%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,118.8	(9.7)%	(18.3)%	(18.3)%	(11.9)%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	404.9	0.8%	(27.7)%	(27.7)%	(36.8)%	IFIX	IPCA + 6%
VIFI11	Real Assets (listed REIT)	54.4	(8.9)%	(17.5)%	(17.5)%	20.8%	IFIX	IFIX
VIUR11	Real Assets (listed REIT)	160.3	(3.8)%	(26.1)%	(26.1)%	(5.1)%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	117.9	(14.8)%	(19.4)%	(19.4)%	(1.2)%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	380.0	0.5%	1.2%	1.2%	1.0%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	53.7	(2.4)%	(1.2)%	(1.2)%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	252.9	(49.4)%	(58.6)%	(62.5)%	(47.8)%	-	-
Vinci Total Returnxxviii	Equities	228.6	(10.1)%	(11.5)%	(11.5)%	12.2%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategyxxix	Equities	797.3	(12.2)%	(14.2)%	(14.2)%	6.5%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	338.4	(8.9)%	(10.7)%	(10.7)%	7.9%	IBOV	IBOV
CRECE+	Equities	158.4	(2.0)%	(2.5)%	(2.5)%	9.2%	S&P/BMV IPC	-
Compass Crecimiento	Equities	628.5	50.6%	166.3%	166.3%	245.3%	S&P MERVAL	-
Compass Small Cap Chile	Equities	1,082.2	0.6%	9.5%	9.5%	12.6%	Peers Average	-
Vinci Crédito Imobiliário II	Credit	721.5	(0.9)%	2.4%	2.4%	18.8%	IPCA	IPCA+ 6%
Vinci Energia Sustentável	Credit	538.1	(1.1)%	3.5%	3.5%	17.9%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	321.6	0.3%	8.5%	8.5%	20.3%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	3,795.5	(1.0)%	7.9%	7.8%	7.6%	CEMBI Broad Div	-
Compass Latam High Yield USD	Credit	1,848.6	0.8%	11.3%	11.3%	10.1%	CEMBI Broad Div HY	-
Compass I+LIQG	Credit	1,970.3	2.7%	11.8%	11.8%	11.8%	PIPG Cetes 28D	-
Compass Credit Selection	Credit	764.0	2.3%	12.0%	11.9%	12.4%	CDI	-
Compass Yield 30	Credit	1,868.8	2.3%	12.9%	12.8%	13.9%	CDI	CDI
Compass Deuda Plus	Credit	417.2	(0.2)%	10.5%	10.5%	7.2%	-	-
Compass Renta Fija-B	Credit	850.5	0.4%	3.7%	3.6%	3.6%	CEMBI Broad Div	-

Benchmark	4Q'24	YTD	12 M	24 M
CDIxxx	2.7%	10.9%	10.9%	25.3%
IMA-B 5xxxi	0.8%	6.2%	6.2%	19.0%
IPCAxxxii	1.5%	4.8%	4.8%	9.7%
IFIXxxxiii	(5.7)%	(5.9)%	(5.9)%	8.7%
IPCA + Yield IMA-B	3.1%	11.6%	11.6%	23.5%
IBOVxxxiv	(8.7)%	(10.4)%	(10.4)%	9.6%
S&P/BMV IPCxxxv	(4.7)%	(11.0)%	(10.9)%	0.9%
S&P MERVALxxxvi	49.3%	172.5%	170.3%	252.9%
CEMBI Broad Divxxxvii	(1.1)%	8.7%	8.7%	9.0%
CEMBI Broad Div HYxxxviii	(0.1)%	11.6%	11.6%	11.3%
PIPG Cetes 28Dxxxix	2.5%	11.4%	11.4%	11.6%

Earnings Release | Vinci Compass	18

4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Investment Records – Closed End Private Markets fundsxl

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxli (BRL)	Gross MOIC (USD)	Gross IRRxlii (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	79	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,658	1,844	2,402	4,246	1.6x	0.8x	6.0%	-2.5%
VCP III	Private Equity	2018	4,000	2,347	65	5,347	5,412	2.2x	2.1x	30.8%	24.0%
VCP IV	Private Equity	2022	3,089	335	–	549	549	1.5x	1.5x	–	–
VCP Strategyxliii	Private Equity		10,704	6,546	7,040	8,377	15,416	2.3x	1.7x	61.4%	67.3%
NE Empreendedorxliv	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	95	163	258	1.9x	1.5x	19.4%	11.0%
VIR IV	Private Equity	2020	1,000	495	165	553	698	1.5x	1.4x	24.4%	24.8%
VIR Strategyxlv	Private Equity		1,276	642	286	716	982	1.6x	1.5x	21.5%	26.8%
SPS I	Credit	2018	128	191	293	54	347	2.5x	2.0x	25.4%	18.3%
SPS II	Credit	2020	671	1,021	972	623	1,595	2.4x	2.3x	23.5%	22.3%
SPS III	Credit	2021	1,071	1,108	134	1,374	1,509	2.9x	2.5x	27.0%	18.4%
SPS Strategyxlvi	Credit		1,870	2,320	1,399	2,052	3,451	2.7x	2.4x	24.8%	20.5%
MAV I	Credit	2022	165	165	112	–	112	0,7x	0,7x	20,6%	17,7%
MAV II	Credit	2023	205	205	19	–	19	0,1x	0,1x	17,1%	15,9%
MAV Strategyxlvii	Credit		370	370	131	–	131	0.4x	0.3x	19,9%	17,4%
Lacan Florestal I	Real Assets	2012	253	253	255	334	589	2.3x	1.2x	11.9%	2.3%
Lacan Florestal II	Real Assets	2016	356	356	125	579	704	2.0x	1.3x	13.1%	5.2%
Lacan Florestal III	Real Assets	2020	498	390	–	516	516	1.3x	1.1x	14.1%	3.7%
Lacan Florestal IV	Real Assets	2023	168	74	–	72	72	1.0x	0.9x	-4.6%	-25.5%
Lacan Strategyxlviii	Real Assets		1,275	1,073	380	1,501	1,881	1.8x	1.2x	12.5%	3.4%
FIP Transmissãoxlix	Real Assets	2017	211	104	289	87	376	3.6x	2.7x	56.6%	41.4%
VIAS[i]	Real Assets	2021	386	350	–	470	470	1.3x	1.3x	18.1%	13.6%
VICCli	Real Assets	2022	1,557	–	–	–	–	–	–	0.0%	0.0%
VFDLlii	Real Assets	2021	422	321	16	364	380	1.2x	1.0x	11.8%	0.1%
Vinci Credit Infraliii	Credit	2022	1,798	1,152	–	681	681	1.20x	1.20x	NM	NM

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Shareholder Dividends & Share Summary

($ in thousands)	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24
Adjusted Distributable Earnings (R$)	60,006	70,369	51,820	63,641	49,605	58,401	57,104	73,946
Adjusted Distributable Earnings (US$)lvi	11,994	14,290	10,647	12,829	9,801	10,331	9,872	12,804
Adjusted DE per Common Share (US$)lv	0.22	0.26	0.2	0.24	0.18	0.19	0.19	0.20
Actual Dividend per Common Sharelvi	0.16	0.2	0.17	0.2	0.17	0.17	0.16	0.15

VINP Shares	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24
Shares Repurchased
# of Shares	367,036	558,349	705,518	93,249	533,981	220,135	374,834	607,643
Average Cost (US$/share)	9.43	8.76	10.14	10.50	10.64	10.82	10.40	10.28
Capital Utilized (US$)	3,461,391	4,889,370	7,150,845	979,137	5,681,558	2,382,251	3,898,817	6,246,577
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Alvii	40,247,461	39,730,720	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116
Common Shares	54,713,700	54,196,959	53,872,066	53,778,817	53,244,836	53,245,448	52,870,614	64,046,355

Vinci Compass generated R$1.15 or US$0.20 of Adjusted Distributable Earnings per common share for the fourth quarter of 2024. The company declared a quarterly dividend of US$0.15 per common share to record holders as of March 13, 2025; payable on March 27, 2025.

Common Shares Outstanding as of quarter end of 64,046,355 shares.

•	Repurchased 607,643 common shares in the quarter, with an average share price of US$10.28.

•	Repurchased 5,293,597 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.63.

•	The fifth buyback program, approved in September, is limited to US$15 million and replaces the buyback program approved in February 2024. As of December 31, 2024, the remaining authorization for the share repurchase plan was US$8.5 million.

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Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'23	3Q'24	4Q'24	FY'23	FY'24

OPERATING PROFIT	60,151	54,803	95,510	219,047	270,237
(-) Net revenue from realized performance fees	(7,510)	(1,890)	(36,867)	(22,296)	(50,126)
(-) Net revenue from unrealized performance fees	1,042	–	9,454	1,042	12,937
(+) Compensation allocated in relation to performance fees	3,614	907	10,930	10,640	15,349
FEE RELATED EARNINGS (FRE)	57,297	53,819	79,028	208,433	248,397

OPERATING PROFIT	60,151	54,803	95,510	219,047	270,237
(-) Net revenue from management fees	(99,976)	(106,750)	(170,193)	(393,367)	(487,532)
(-) Net revenue from advisory	(18,998)	(5,966)	(40,328)	(39,799)	(68,134)
(-) Other revenues	–	–	(7,925)	–	(7,925)
(+) Bonus related to management and advisory	26,143	19,228	31,397	84,000	92,753
(+) Personnel expenses	7,462	8,238	14,895	29,686	38,026
(+) Other general and administrative expenses	6,279	6,110	14,728	20,129	32,868
(+) Placement Fee Amortization and Rebates	295	503	14,393	1,706	15,887
(+) Corporate center expenses	21,499	24,817	64,006	90,625	135,660
PERFORMANCE RELATED EARNINGS (PRE)	2,854	984	16,482	10,614	21,840

OPERATING PROFIT	60,151	54,803	95,510	219,047	270,237
(-) Net revenue from unrealized performance fees	1,042	–	9,454	1,042	12,937
(+) Compensation allocated in relation to unrealized performance fees	(369)	–	74	(369)	(1,159)
(+) Realized gain from GP investment income	4,451	4,539	4,111	19,210	25,435
SEGMENT DISTRIBUTABLE EARNINGS	65,275	59,342	109,150	238,930	307,451

NET INCOME	63,384	41,369	549	219,459	115,973
(-) Net revenue from unrealized performance fees	1,042	–	9,454	1,042	12,937
(+) Income tax from unrealized performance fees	(120)	–	24	(120)	(377)
(+) Compensation allocated in relation to unrealized performance fees	(369)	–	74	(369)	(1,159)
(-) Unrealized gain from GP investment income	(10,463)	11,149	208	(6,808)	10,382
(+) Income tax on unrealized gain from GP investment income	119	180	127	175	(397)
(-) Unrealized gain from financial income	(0)	–	–	(0)	0
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)¹	4,076	(8,248)	16,544	15,872	19,915
(+) Income tax on contingent consideration	(1,385)	2,804	(4,057)	(5,396)	(5,203)
(+) Depreciation and amortization	1,858	2,272	5,028	7,310	11,064
(+) Equity-based compensation	4,188	4,041	6,418	13,601	20,136
(-) Income Taxes on Equity-based compensation	(320)	(190)	(483)	(561)	(914)
(+) Equity gain (loss)	–	–	1,500	–	1,500
(+) Non-operational expenses including income tax related to realized expense²	1,631	3,727	38,560	1,631	55,199
ADJUSTED DISTRIBUTABLE EARNINGS	63,641	57,104	73,946	245,836	239,056

TOTAL NET REVENUE FROM SERVICES RENDERED	125,442	114,606	245,858	454,420	600,779
(-) Net revenue from realized performance fees	(7,510)	(1,890)	(36,867)	(22,296)	(50,126)
(-) Net revenue from unrealized performance fees	1,042	–	9,454	1,042	12,937
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	118,974	112,716	218,446	433,166	563,592

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Balance Sheet Results

Assets	09/30/2024	12/31/2024
Current assets
Cash and cash equivalents	534,406	223,302
Cash and bank deposits	24,336	99,156
Financial instruments at fair value through profit or loss	112,011	120,492
Financial instruments at amortized cost	398,059	3,654
Financial instruments at fair value through profit or loss	1,367,066	1,531,036
Trade receivables	73,036	227,951
Sub-leases receivable	2,808	1,758
Taxes recoverable	5,207	22,137
Other assets	26,813	76,946
Total current assets	2,009,336	2,083,130

Non-current assets
Financial instruments at fair value through profit or loss	74,216	140,824
Financial instruments at amortized cost	-	6,991
Trade receivables	13,853	15,901
Sub-leases receivable	-	4,081
Taxes recoverable	826	704
Deferred taxes	18,535	31,346
Other receivables	27,608	27,795
	135,038	227,642

Investments accounted for using the equity method	-	55,081
Property and equipment	10,944	59,132
Right of use - Leases	51,178	102,117
Intangible assets	251,170	1,057,949
Total non-current assets	448,330	1,501,921

Total Assets	2,457,666	3,585,051

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Liabilities and equity	09/30/2024	12/31/2024
Current liabilities
Trade payables	1,265	11,527
Deferred Revenue	13,444	–
Leases	23,010	33,303
Accounts payable	7,818	38,667
Labor and social security obligations	75,124	182,071
Loans and Financing	14,852	45,220
Taxes and contributions payable	22,995	40,855
Total current liabilities	158,508	351,643

Non-current liabilities
Leases	35,778	86,152
Labor and social security obligations	6,646	8,992
Loans and Financing	634,809	816,322
Deferred taxes	4,269	5,086
Retirement plans liabilities	309,171	374,813
	990,673	1,291,365

Total liabilities	1,149,181	1,643,008

Equity
Share capital	15	18
Additional paid-in capital	1,405,559	2,097,712
Treasury shares	(223,418)	(259,773)
Retained Earnings	78,066	30,682
Other reserves	47,958	73,769
	1,308,180	1,942,408

Non-controlling interests in the equity of subsidiaries	305	(365)

Total equity	1,308,485	1,942,043

Total liabilities and equity	2,457,666	3,585,051

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4Q’24 and Full Year 2024 Earnings Release February 26th, 2025

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

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profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xi “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income.

xii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, less non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

xiii “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, and net revenue from advisory services and realized gain from investment income.

xiv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

xv “AUM” refers to assets under management. Our AUM equals the sum of: (1) the fair market value of all funds and management accounts managed by Vinci Partners, across Private Equity, Real Estate, Infrastructure, Vinci SPS, Credit, IP&S, Public Equities and Retirement Services; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xvi “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvii “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xviii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

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xix “Placement Fee Amortization and Rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line.

xx “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxi “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

xxii “Leasing expenses” include costs from the company’s sub-leasing activities.

xxiii “Share Based Plan” is the composition of two benefit programs: SOP (Stock Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxiv Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

xxv NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xxvi Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza.

xxvii Equilibrio Strategy comprises IP&S Family of pension plans.

xxviii Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA.

xxix Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA.

xxx CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxxi IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

xxxii IPCA is a broad consumer price index measured by the IBGE.

xxxiii IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxxiv Brazil stock market most relevant index.

xxxv S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxxvi S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxxvii CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

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xxxviii The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxxix PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

xl Track record information is presented throughout this release on a pro forma basis and in local currency,

excluding PIPE investments, a strategy that will be discontinued in VCP III.

xli “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xlii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xliii Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 3Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund, which are presented as of 4Q’24.

xliv Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

xlv Track record for VIR strategy is presented as of 3Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xlvi Track record for Vinci SPS strategy is presented as of 4Q’24.

xlvii Track record for MAV strategy is presented as of 4Q’24.

xlviii Track record for Lacan strategy is presented as of 4Q’24.

xlix Track record for FIP Infra is presented as of 3Q’24.

l Track record for VIAS is presented as of 3Q’24.

li Total commitments for VICC are presented as of 4Q’24.

lii Track record for VFDL is presented as of 4Q’24.

liii Track record for Vinci Credit Infra is presented as of 4Q’24.

liv US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.7751 as of February 26th, 2025, when dividends were approved by our Board of Directors.

lv Per Share calculations are based on end of period Participating Common Shares.

lvi Actual dividends per common share are calculated considering the share count as of the applicable record date.

lvii As of December 31, 2024, Public Float was comprised of 11,795,538 Class A common shares.

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